SEC
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FEB 27 2017
Washington DC
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17005791

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrasher & Chambers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 SE 28th St. Suite 1
(No. and Street)

Bentonville (City) AR (State) 72712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Chambers 479-273-5333 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, JR., C.P.A.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield, (City) Michigan (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

AKB

OATH OR AFFIRMATION

I, Mark Chambers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrasher & Chambers, Inc, as of February, 24, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan J Thrasher
Notary Public
Benton County, Arkansas
Commission Expires 11/04/2021
Commission No. #12384801

Susan J Thrasher
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thrasher & Chambers, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 2016

Contents

Edward Richardson, Jr.,
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514
Independent Auditor's Report

Board of Directors
Thrasher & Chambers, Inc.
1001 SE 28th Street
Bentonville, AR 72712-6706

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Thrasher & Chambers, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Thrasher & Chambers, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thrasher & Chambers, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Thrasher & Chambers, Inc. financial statements. Supplemental Information is the responsibility of Thrasher & Chambers, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

Thrasher & Chambers, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
103 · Checking Account (Office)	54,750.91
105 · Hilltop Securities (old FSW) (Deposit held on account First Southwest is ...	15,000.00
Total Checking/Savings	69,750.91
Other Current Assets	
121 · Commissions Receivable (Accrued Revenue)	37,999.86
Total Other Current Assets	37,999.86
Total Current Assets	107,750.77
Fixed Assets	
160 · Furniture and equipment	51,482.55
161 · Accumulated depreciation	-31,349.76
169 · Automotive equipment	98,599.00
170 · Accumulated depreciation-auto	-93,568.90
Total Fixed Assets	25,162.89
TOTAL ASSETS	**132,913.66**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
201 · Federal 941 Payroll Tax Liabili	2,471.64
203 · State withheld	1,553.10
205 · Accrued state unemployment	5.04
206 · Accrued federal unemployment	3.36
207 · SIMPLE withheld	6,250.00
222 · Commission Payable	10,111.89
Total Other Current Liabilities	20,395.03
Total Current Liabilities	20,395.03
Total Liabilities	20,395.03
Equity	
300 · Common stock	57,514.00
310 · Retained earnings	59,383.02
320 · Additional paid in capital	6,899.68
330 · Unrealized gain or loss	11,889.31
340 · Distributions - David	-56,253.73
341 · Distribution - Mark	-20,000.00
Net Income	53,086.35
Total Equity	112,518.63
TOTAL LIABILITIES & EQUITY	**132,913.66**

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended 2016

	Jan - Dec 16
Ordinary Income/Expense	
Income	
400 · Comm Mutual Fund 12B1 TRAILS	287,224.10
401 · Comm- Mutual fund PURCHASES	113,731.34
402 · Commissions Stock Sale/Purchase	2,124.03
407 · Commission Insurance TRAILS	7,540.77
408 · Commission Insurance PURCHASE	0.00
410 · Commission - Annuity TRAILS	212,741.59
411 · Commission Annuity PURCHASES	941.37
Total Income	624,303.20
Expense	
Payroll	
500 · Salaries and wages	88,823.97
501 · Officer Salaries	272,759.28
502 · Payroll taxes	21,969.26
519 · Shareholder's Health Insurance	3,937.68
523 · Employee Benefits	10,241.64
525 · Retirement fund	23,517.10
Total Payroll	421,248.93
Rent	
505 · Occupancy	15,399.96
Total Rent	15,399.96
503 · General taxes and licenses	3,468.23
504 · Depreciation expense	2,236.98
506 · Maintenance and repairs	819.33
507 · Legal and accounting	8,423.09
508 · Advertising	4,217.00
509 · Automotive	21,677.60
510 · Dues and subscriptions	5,275.95
511 · Insurance	5,827.00
512 · Telephone	10,355.98
514 · Utilities	7,886.43
515 · Office supplies and expense	10,154.85
516 · Travel	0.00
517 · Meals and entertainment	3,291.78
518 · Postage	1,710.33
520 · Commissions and contract labor	-772.73
521 · Charitable contributions	27,599.88
522 · Bank fees	58.36
524 · Meetings and education	1,188.00
555 · Fees withheld by Hilltop	21,150.28
Total Expense	571,217.23

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.

<u>Financial Statements</u>

Statement of Cash Flows

As of and for the Year-Ended 2016

Cash Flows from Operating Activities	
Net Income (Loss)	$53,086.35
Adjustments to reconcile Net Income	
Prior to Period Adjustment	$615.17
(Loss) to Net Cash provided by	
(Used in) Operating Activities:	
Depreciation and Amortization	$30,685.36
Losses (Gains) on sale of	
Fixed Assets:	0.00
Losses (Gains) on sales of	
Decrease (increase) in Operating Assets:	0.00
Accounts Receivable	$5,405.71
Other	$3,369.66
Increase (Decrease) in	
Operating Liabilities:	
Operating Liabilities:	
Accounts Payable:	($8,334.65)
Accrued Liabilities:	$9,969.50
Total Adjustments:	$41,710.75
Net Cash Provided By (Used in)	
Operating Activities:	$94,797.10
Cash Flows from Investing Activities:	
Proceeds from Sale of Fixed Assets	0.00
Net Cash Provided by (Used In)	
Investing Activities:	$29,063.55
Capital Expenditures:	$29,063.55
Cash Flows from Financing Activities	
Distributions	($76,253.73)
Proceeds from Sale of Stock	0.00
Treasury Stock	0.00
Net Cash provided by (used in)	
Financing Activities:	($76,253.73)
Net Increase (Decrease) in Cash	
And Cash Equivalents:	($10,520.18)
Cash and Cash Equivalents at Beginning of Period:	$80,271.09
Cash and Cash Equivalents at End of Period:	$69,750.91

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended 2016

THRASHER & CHAMBERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDING IN December 31, 2016

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1 2016	0	0	100	57,514	0	6,900	70,651	135,065
Net Income	0	0			0		53,086	53,068
Capital Transactions/Dividends Paid	0	0			0		-76,254	-76,254
Prior Period Adjustments	0	0			0		621	621
BALANCE AS OF DEC 31, 2016	0	0	100	57,514	0	6,900	48,104	112,518

The accompanying notes are an integral part of these financial statements.

Thrasher & Chambers, Inc.
Notes to Financial Statements
As of and for the Year-Ended 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

<u>Organization</u>

The Thrasher & Chambers, Inc. (the "Company") was organized in the State of Arkansas in 1962, and is registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm. The Company has adopted a calendar year end.

<u>Description of Business</u>

The Company, located in Arkansas is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption because of limited business.

<u>Basis of Accounting</u>

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. As of December 31, 2015 and 2016, where are no cash equivalents.

<u>Cash and Cash Equivalents</u>

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Revenue Recognition</u>

Revenues and expenses are accounted for on the accrual basis..

<u>Concentration of Credit Risk</u>

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

<u>Fair Value of Financial Instruments</u>

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, requires comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations

The Company provides financial advisory services.

Income Taxes

The Company is taxed as a Subchapter S Corporation under the Internal Revenue Code and applicable state statues. Under an S-Corporation election, the income of Corporation flows through to the stockholder to be taxed at the individual level rather that the corporate level. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charges to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charges interest.

Advertising

The Company follows the policy if charging advertising to expense as incurred is amount of $0.00.

Financial Instrument with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured by the Securities Investor Protection Corporation (SIPC).

Subsequent Event:

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1. As of the December 31, 2016, the Company had net capital of $44,356 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .0305 to 1, as of December 31, 2016. There are no differences between net capital as computed in Company's Part IIA of Form X-17A-5 filed for the period ended December 31, 2016.

NOTE C – INVESTMENTS

All marketable securities are classified as "available for sale". Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in first-out (FIFO) method, are included in earnings. Unrealized holding gains and losses are reported in other comprehensive income.

NOTE F – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company used only one clearing house with $15,000 cash deposited which may not be withdrawn for normal operating costs, but is restricted to cover any errors charges to Company not as a result of the clearing organization

Thrasher & Chambers, Inc.
Notes to Financial Statements
As of and for the Year-Ended December, 31, 2016

NOTE G – PROPERTY AND EQUIPMENT

Following are the major classification of property and equipment:

	2016
Office Equipment	$ 51,483
Automobiles	98,599
	$150,182
Accumulated Depreciation	124,919
	$ 25,262

NOTE H – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 2016

Computation of Net Capital

Stockholder's Equity			$112,519.00
Non-Allowable Assets			
Prepaid Expenses		$0.00	
Fixed Assets		$25,163	
Accounts Receivable - other		$38,000	
Total Non-Allowable Assets		$63,163	
Haircuts on Securities Positions			
Securities Haircuts	$0.00		
Undue Concentration Charges	0.00		
Total Haircuts on Securities Positions		$0.00	
Net Allowable Capital			$49,356

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$1,360
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	44,356

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$20,395
Percentage of Aggregate Indebtedness to Net Capital	41.32%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of 2016	$49,356
Adjustments	
Increase (Decrease) in Equity	xx
(Increase) Decrease in Non-Allowable Assets	xx
(Increase) Decrease in Securities Haircuts	xx
Net Capital per Audit	$49,356
Reconciled Difference	-

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 2016, the Company had net capital of $49,356 which was $44,356 in excess of its required net capital of $5,000. The Company's net capital ratio was 41.32%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(i)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

(if revenues exceed $500,000 remove this Statement Related to SIPC Reconciliation in its entirety)

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 24, 2017

To the Board of Directors
Thrasher & Chambers, Inc.
1001 SE 28th Street,
Suite 1
Bentonville, AR 72712-6706

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Thrasher & Chambers, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Thrasher & Chambers, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(B), and (2) Thrasher & Chambers, Inc., stated that Thrasher & Chambers, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception. Thrasher & Chambers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thrasher & Chambers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(B) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors
Thrasher & Chambers, Inc.
1001 SE 28th Street,
Suite 1
Bentonville, AR 72712-6706

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Thrasher & Chambers, Inc.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Thrasher & Chambers, Inc. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Thrasher & Chambers, Inc.'s management is responsible for Thrasher & Chambers, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, overpayment was for $93.57.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Thrasher & Chambers, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 24, 2017

Thrasher & Chambers, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 2016

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Thrasher & Chambers, Inc.

1001 S.E. 28th Street, Suite #1
Bentonville, AR 72712
Office: (479) 273-5333 Fax: (479) 273-5343

February 24, 2017

Edward Richardson, Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (B) for FYE December 31, 2016

Dear Edward,

Please be advised that Thrasher & Chambers, Inc., has complied with Exemption Rule 15c3-3(k)(2)(B), for the period of January 1, 2016, through December 31, 2016. Thrasher & Chambers, Inc., did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Thrasher & Chambers, Inc.'s past business has been of similar nature and has complied with this exemption since its inception in 1962.

Mark Chambers, the President of Thrasher & Chambers, Inc., has been available to Edward Richardson all records and information including all communication from regulatory agencies received through the date of this review.

Mark Chambers has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were no known events or other factors that might have affected Thrasher & Chambers, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (479) 275-5333.

Sincerely,

Mark Chambers, President
Thrasher & Chambers, Inc.